Filed by Berry Corporation (bry)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Berry Corporation (bry)

Commission File No.: 001-38606

[The following was distributed to employees of Berry Corporation (bry) and C&J Well Services on September 26, 2025.]

To: All Employees

From: Fernando Araujo

Date: September 26, 2025

Subject: Exciting New Challenge and Opportunity for Berry

Good morning,

As you may have heard, last week, Governor Newsom signed the much-anticipated Senate Bill 237 into law, marking a significant moment for our company, our industry and all Californians who depend on us and our industry for access to safe, affordable, reliable energy to power their lives. I wanted to share with you some thoughts about why we are excited about this new law, what it means for Berry and our pending combination with CRC, and the tremendous opportunity ahead of us.

The State of California recently projected it needed to increase in-state production of oil to 125 million barrels per year to stabilize refineries and offset natural production declines, which is well above current production levels. The highly supported passage of SB 237 is the latest example of how industry, state leaders and regulators are now actively working together to ensure in-state producers can help the State succeed in meeting this important energy security goal.

Among other benefits, this new law supports an increase in in-state oil and gas production, specifically within Kern County, which accounts for a substantial portion of both Berry’s and CRC’s production. In short, effective January 1, 2026, the Kern County Environmental Impact Report will be deemed sufficient for full compliance with the California Environmental Quality Act for the next 10 years. This ensures a more consistent and reliable permitting process, and we expect Kern County and CalGEM to resume issuing up to 2,000 new drill well permits each year, which would represent a substantial increase as fewer than 100 permits have been issued since 2023.

This presents both an exciting challenge and an incredible opportunity for all of us to rise to the call to provide safe, reliable and affordable energy for all Californians. After our combination with CRC closes, the combined company will benefit from the state’s push to boost local oil production to supply much needed crude to in-state refineries. Doing so will require the dedication, technical expertise and innovation of our combined teams to increase development activity as we usher in a new, exciting chapter for California’s oil and gas industry. I am confident that our combined teams will rise to meet this challenge with operational excellence and high HSE standards in the years to come.

Over the next few months, we will be working closely with CRC to plan how to best bring our organizations together post-closing, including planning how to thoughtfully combine our resources, optimize our collective strengths and build the best path forward as one. The goal is to maximize the value of our combination with an organization that supports the combined company’s greater scale and goals. We will continue to share updates as we can, which may be through FAQs, emails, town halls or dialogue with your manager, our HR team or Executive Leadership team.

In closing, please remember that until the transaction closes, our company must continue to operate independently on a business-as-usual basis. And, as always, if you have any questions, don’t hesitate to reach out to anyone on the Berry management team or our HR team.

Thank you again for all your hard work and dedication.

Sincerely,

Fernando Araujo

Chief Executive Officer

Berry Corporation

FORWARD-LOOKING STATEMENTS

Information set forth in this communication, including financial estimates and statements as to the effects of the proposed transaction, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other securities laws. All statements other than historical facts are forward-looking statements, and include statements regarding the benefits of the proposed transaction, future financial position and operating results of Berry Corporation (bry) (“Berry”) and California Resources Corporation (“CRC”), business strategy, projected revenues, earnings, costs, capital expenditures and plans, objectives and intentions of management for the future. Words such as “expect,” “could,” “may,” “anticipate,” “intend,” “plan,” “ability,” “believe,” “seek,” “see,” “will,” “would,” “estimate,” “forecast,” “target,” “guidance,” “outlook,” “opportunity” or “strategy” or similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements are based upon the current beliefs and expectations of the management of Berry and CRC and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, projected in, or implied by, such statements. The expectations and forecasts reflected in these forward-looking statements are inherently subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond Berry’s and CRC’s control. No assurance can be given that such forward-looking statements will be correct or achieved or that the assumptions are accurate or will not change over time. Particular uncertainties that could cause Berry’s and/or CRC’s actual results to be materially different from those described in the forward-looking statements include: (i) transaction costs, (ii) unknown liabilities, (iii) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Berry’s common stock or CRC’s common stock, (iv) the ability to successfully integrate the businesses, (v) the ability to achieve projected synergies or it may take longer than expected to achieve those synergies, (vi) risks related to financial community and rating agency perceptions of each of Berry and CRC or its respective business, operations, financial condition and the industry in which it operates, (vii) risks related to the potential impact of general economic, political and market factors on Berry or CRC or the proposed transaction, (viii) the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction, (ix) the risk that stockholders of Berry may not approve the proposed transaction, (x) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (xi) effects of the announcement, pendency or completion of the proposed transaction on the ability of Berry and CRC to retain customers and retain and hire key personnel and maintain relationships with their respective suppliers and customers, (xii) the risk that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner, including the risk that all necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (xiii) those expressed in Berry’s other forward-looking statements including those factors discussed in Part I, Item 1A – Risk Factors in Berry’s Annual Report on Form 10-K and its other SEC filings available at https://ir.bry.com/ and (xiv) those expressed in CRC’s other forward-looking statements including those factors discussed in Part I, Item 1A – Risk Factors in CRC’s Annual Report on Form 10-K and its other SEC filings available at www.crc.com. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CRC’s registration statement on Form S-4 that will contain a proxy statement/prospectus discussed below, when it becomes available, and other documents filed by Berry or CRC from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Berry and CRC each cautions you not to place undue reliance on forward-looking statements contained in this communication, which speak only as of the date hereof, and each of Berry and CRC is under no obligation, and expressly disclaims any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise. This communication may also contain information from third-party sources. This data may involve a number of assumptions and limitations, and each of Berry and CRC has not independently verified them and do not warrant the accuracy or completeness of such third-party information.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, CRC will file with the SEC a registration statement on Form S-4 (the “registration statement”), which will include a proxy statement of Berry that also constitutes a prospectus of CRC, and any other documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the holders of common stock of Berry. Investors and stockholders of Berry and CRC are urged to read the proxy statement/prospectus and any other documents filed or to be filed with the SEC in connection with the proposed transaction when they become available, as they will contain important information about Berry, CRC, the proposed transaction and related matters. The registration statement and proxy statement/prospectus and other documents filed by Berry or CRC with the SEC, when filed, will be available free of charge at the SEC’s website at https://www.sec.gov. Alternatively, investors and stockholders may obtain free copies of documents that are filed or will be filed with the SEC by Berry, including the proxy statement/prospectus, on Berry’s website at https://ir.bry.com/reports-resources, and may obtain free copies of documents that are filed or will be filed with the SEC by CRC, including the registration statement and the proxy statement/prospectus, on CRC’s website at https://www.crc.com/investor-relations. The information included on, or accessible through, Berry’s or CRC’s website is not incorporated by reference into this communication.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

Berry and its directors and certain of Berry’s executive officers and other employees, and CRC and certain of its directors, executive officers and other employees, may be deemed to be participants in the solicitation of proxies from Berry’s stockholders in connection with the proposed transaction. A description of participants’ direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. Information regarding Berry’s directors and executive officers is contained in the “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Executive Compensation – Compensation Discussion and Analysis,” “Director Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” sections of Berry’s definitive proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on April 7, 2025; under the heading “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of Berry’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 13, 2025; in Item 5.07 of Berry’s Current Report on Form 8-K filed with the SEC on May 22, 2025; in Berry’s Current Reports on Form 8-K filed with the SEC on January 22, 2025 and October 25, 2024; and under “Leadership” accessed through the “About” link on Berry’s website at https://bry.com/about/management/. Information regarding CRC’s directors and executive officers is contained in the “Board of Directors and Corporate Governance,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Director Compensation,” “Stock Ownership Information,” and “Proposals Requiring Your Vote – Proposal 1: Election of Directors” sections of CRC’s definitive proxy statement for CRC’s 2025 Annual Meeting of Stockholders, filed with the SEC on March 19, 2025;

under the heading “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of CRC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 3, 2025; in Item 5.07 of CRC’s Current Report on Form 8-K filed with the SEC on May 6, 2025; in CRC’s Current Reports on Form 8-K filed with the SEC on June 23, 2025 and November 25, 2024; and under “Our Team” accessed through the “Our Business” link on CRC’s website at https://www.crc.com/our-business/our-team. Additional information regarding ownership of Berry’s securities by its directors and executive officers and of CRC’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3, 4 or 5, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001705873 and https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001609253, respectively. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”